

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2021

Aaron Rollins
Chief Executive Officer
Airsculpt Technologies, Inc.
400 Alton Road, Unit TH-103M
Miami Beach, FL 33139

Re: Airsculpt Technologies, Inc.
Registration Statement on Form S-1
Filed October 5, 2021
File No. 333-260067

Dear Dr. Rollins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1 filed October 5, 2021</u>

<u>Graphic Presentation, page i</u>

1.   We note you added five graphics, with four graphics featuring individuals. We also note that one of the individuals on the third graphic appears to be the founder and CEO because he matches the picture of the individual in the Letter from the Founder and CEO on page iii. Additionally, we note you did not disclose whether the other individuals in the graphics received your services and represent the results of your services. Please advise whether the individuals in the graphics received your services. If the individuals did not, please remove the graphics or explain why the graphics are appropriate and how they accurately represent your business.

        We also note that the graphics as filed obscure portions of the text from view. If you retain any of the graphics, please ensure all text is visible and legible.

<u>Letter from the Founder and CEO, page iii</u>

2.   We refer to the letter from your Founder and CEO. Please revise your presentation so that the letter does not appear in the forepart of the registration statement prior to your Prospectus Summary.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Richard S. Bass, Esq.